Notice of Annual and Special Meeting of Shareholders

When:

April 30, 2026
11:30 a.m. (Mountain Time)

Where:

Virtual-only meeting format
https://meetings.lumiconnect.com/ 400-012-606-918

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the holders of common shares (the "Shareholders") of TransAlta Corporation ("TransAlta" or the "Company") will be held on April 30, 2026, at 11:30 a.m. (Mountain Time) in a virtual-only meeting format via live audio webcast at **https://meetings.lumiconnect.com/ 400-012-606-918** to:

1. Elect each of the nine director nominees of the Company for the ensuing year (see "Business of the Meeting – Election of Directors" in the accompanying Management Proxy Circular);
2. Receive the audited consolidated financial statements of the Company for the year ended Dec. 31, 2025, and the auditor's report thereon (see "Business of the Meeting – Financial Statements" in the accompanying Management Proxy Circular);
3. Reappoint Ernst & Young LLP, the Company's auditors, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see "Business of the Meeting – Reappointment of Auditors" in the accompanying Management Proxy Circular);
4. Consider a non-binding advisory resolution to accept the Company's approach to executive compensation (see "Business of the Meeting – Advisory Vote on Executive Compensation" in the accompanying Management Proxy Circular);
5. Consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution to increase the number of common shares issuable under the Company's Share Unit Plan (see "Business of the Meeting - Increase in Shares Issuable Under Share Unit Plan in the accompanying Management Proxy Circular); and
6. Transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular of the Company dated March 12, 2026, and the form of proxy or the voting information form for the Meeting accompany this Notice of Annual and Special Meeting. We are providing access to our Management Proxy Circular and 2025 Annual Report via the internet using notice-and-access procedures. These materials will be available at **https://odysseytrust.com/client/transalta-corporation**. You should carefully review all information contained in the Management Proxy Circular before voting.

This year, the Company is holding the Meeting via live audio webcast, which will provide all our Shareholders with an equal opportunity to participate, regardless of their geographic location. Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all requirements set out in the Management Proxy Circular. Beneficial Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests; however, guests will not be able to ask questions or vote at the Meeting.

The Board of Directors **unanimously recommends** that you vote **FOR all** of the TransAlta director nominees and the other items of business at the Meeting.

March 12, 2026

By order of the Board of Directors of
TransAlta Corporation

Nancy L. Brennan
Executive Vice President, Legal and External Affairs
Calgary, Alberta